UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EFFECTIVENESS OF SHARE REOGANIZATION AND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

On April 30, 2026, Li Bang International Corporation Inc. (the “Company”) held an extraordinary general meeting at which the shareholders approved, among others, (i) a series of share capital increase, reduction, subdivision and cancellation (collectively, the “Share Capital Reorganization”), upon completion of which the Company’s authorized share capital shall be changed from (A) US$31,505,000 divided into 3,150,000,000 Class A ordinary shares and 500,000 Class B ordinary shares, par value US$0.01 per share, to (B) US$35,000 divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, par value US$0.00001 per share, and (ii) the adoption of an amended and restated memorandum of association (the “Amended and Restated Memorandum of Association”), in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reorganization. As a result, the Company has effected such Share Capital Reorganization and the Amended and Restated Memorandum of Association, and the Company anticipates that beginning with the opening of trading on June 10, 2026, the Share Capital Reorganization will be reflected with the Nasdaq Capital Market and in the marketplace.

A copy of the Company’s Amended and Restated Memorandum and Articles of Association, which include the Amended and Restated Memorandum of Association, is attached hereto as Exhibit 3.1.

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Li Bang International Corporation Inc.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: June 9, 2026	By:	/s/ Huang Feng
Huang Feng
Chairman of Board of Directors and Chief Executive Officer

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